UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Furniture Brands International, Inc.

(Name of Issuer)

Common Stock, without par value
Preferred Stock Purchase Rights

(Title of Class of Securities)

360921100

(CUSIP Number)

Mr. Shan Huei Kuo
Samson Holding Ltd.
13/F, 200, Sec 4 Wen Hsin
Road Taichung
Taiwan, Republic of China (Taiwan)
(866) 4-2295-3459

With a copy to:

Richard Vernon Smith, Esq.
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, California 94105
U.S.A.
(415) 773-5830

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS. Samson Holding Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 956,082 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 956,082 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 956,082 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS. Advent Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 956,082 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 956,082 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 956,082 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS. Magnificent Capital Holding Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 956,082 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 956,082 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 956,082 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS. Mr. Shan Huei Kuo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF, OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 956,082 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 956,082 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 956,082 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

CUSIP No. 360921100

1.	NAME OF REPORTING PERSONS. Ms. Yi-Mei Liu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF, OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 956,082 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 956,082 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 956,082 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

This Amendment No. 4 amends the statement on Schedule 13D (the “Schedule 13D”) relating to the common stock, without par value, together with the associated Preferred Stock Purchase Rights (collectively, the “Shares”), of Furniture Brands International, Inc., a Delaware corporation (the “Issuer”), filed jointly with the Securities and Exchange Commission (the “SEC”) on October 1, 2007, as amended by Amendment No. 1 thereto filed jointly with the SEC on December 20, 2007, as amended by Amendment No. 2 thereto filed jointly with the SEC on February 22, 2008, and as amended by Amendment No. 3 thereto filed jointly with the SEC on July 18, 2013, by (i) Samson Holding Ltd., a Cayman Islands company (“Samson Holding”), (ii) Advent Group Limited, a British Virgin Islands company (“Advent”), (iii) Magnificent Capital Holding Limited, a British Virgin Islands company (“Magnificent”), (iv) Sun Fortune Investments Limited, a British Virgin Islands company, (v) Trade Decade Limited, a British Virgin Islands company, (vi) Mr. Shan Huei Kuo (“Mr. Kuo”), and (vii) Mr. Kuo’s wife, Ms. Yi-Mei Liu (“Ms. Liu”) (Samson Holding, Advent, Magnificent, Mr. Kuo and Ms. Liu are referred to herein, collectively, as the “Reporting Persons”).  The Reporting Persons hereby amend Items 4, 5 and 7 of the Schedule 13D as follows:

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

Transactions effected in the Shares that have taken place in the past sixty days are set forth on Exhibit B hereto.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) -- (b)

(i) Samson Holding directly beneficially owns, and has shared power to vote, dispose or direct the disposition of, 956,082 Shares, representing approximately 11.9% of the outstanding Shares of the Issuer. After settlement of the July 31, 2013 and August 1, 2013 transactions set forth on Exhibit B hereto, Samson Holding will directly beneficially own, and have shared power to vote, dispose or direct the disposition of, 857,490 Shares, representing approximately 10.7% of the outstanding Shares of the Issuer.

(ii) Advent, as a result of its ownership of a controlling interest in Samson Holding, may be deemed to beneficially own and have shared power to vote, dispose or direct the disposition of, the 956,082 Shares beneficially owned by Samson Holding, representing approximately 11.9% of the outstanding Shares of the Issuer.  After settlement of the July 31, 2013 and August 1, 2013 transactions set forth on Exhibit B hereto, Advent will be deemed to beneficially own, and to have shared power to vote, dispose or direct the disposition of, the 857,490 Shares beneficially owned by Samson Holding, representing approximately 10.7% of the outstanding Shares of the Issuer.

(iii) Magnificent, as a result of its indirect ownership of a controlling interest in Samson Holding, may be deemed to beneficially own and have shared power to vote, dispose or direct the disposition of, the 956,082 Shares beneficially owned by Samson Holding, representing approximately 11.9% of the outstanding Shares of the Issuer.  After settlement of the July 31, 2013 and August 1, 2013 transactions set forth on Exhibit B hereto, Magnificent will be deemed to beneficially own, and to have shared power to vote, dispose or direct the disposition of, the 857,490 Shares beneficially owned by Samson Holding, representing approximately 10.7% of the outstanding Shares of the Issuer.

(iv) Mr. Kuo, as a result of his indirect ownership of a controlling interest in Samson Holding, may be deemed to beneficially own and have shared power to vote, dispose or direct the disposition of, the 956,082 Shares beneficially owned by Samson Holding, representing approximately 11.9% of the outstanding Shares of the Issuer.  After settlement of the July 31, 2013 and August 1, 2013 transactions set forth on Exhibit B hereto, Mr. Kuo will be deemed to beneficially own, and to have shared power to vote, dispose or direct the disposition of, the 857,490 Shares beneficially owned by Samson Holding, representing approximately 10.7% of the outstanding Shares of the Issuer.

(v) Ms. Liu, as a result of her indirect ownership of a controlling interest in Samson Holding, may be deemed to beneficially own and have shared power to vote, dispose or direct the disposition of, the 956,082 Shares beneficially owned by Samson Holding, representing approximately 11.9% of the outstanding Shares of the Issuer.  After settlement of the July 31, 2013 and August 1, 2013 transactions set forth on Exhibit B hereto, Ms. Liu will be deemed to beneficially own, and to have shared power to vote, dispose or direct the disposition of, the 857,490 Shares beneficially owned by Samson Holding, representing approximately 10.7% of the outstanding Shares of the Issuer.

The ownership percentages are calculated based on 8,044,940 outstanding Shares, which amount equals (1) the number of outstanding Shares set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 5, 2013 divided by (2) seven (due to the one for seven reverse stock split disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on May 29, 2013).

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best of their knowledge, none of the directors and executive officers of the Reporting Persons, if applicable, beneficially owns any Shares.

(c)    Transactions effected in the Shares that have taken place in the past sixty days are set forth on Exhibit B hereto.

(d)    Inapplicable.

(e)    Inapplicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

Transactions effected in the Shares that have taken place in the past sixty days are set forth on Exhibit B hereto.

Item 7.  Material to be Filed as Exhibits.

Exhibit A: Schedule 13D Joint Filing Agreement, dated August 2, 2013, by and among the Reporting Persons.

Exhibit B: List of Sales of Shares by Samson Holding.

Exhibit C: Power of Attorney executed by the Reporting Persons, dated August 2, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           August 2, 2013

Samson Holding Ltd.

By:	/s/ Hsieh Yue Jane

Mr. Mohamad Aminozzakeri, Executive Director, by Hsieh Yue Jane, Attorney-in-Fact pursuant to a Power of Attorney dated August 2, 2013, a conformed copy of which is filed herewith and incorporated herein by reference

Advent Group Limited

By:	/s/ Hsieh Yue Jane

Mr. Shan Huei Kuo, Executive Director, by Hsieh Yue Jane, Attorney-in-Fact pursuant to a Power of Attorney dated August 2, 2013, a conformed copy of which is filed herewith and incorporated herein by reference

Magnificent Capital Holding Limited

By:	/s/ Hsieh Yue Jane

Mr. Shan Huei Kuo, Executive Director, by Hsieh Yue Jane, Attorney-in-Fact pursuant to a Power of Attorney dated August 2, 2013, a conformed copy of which is filed herewith and incorporated herein by reference

By:	/s/ Hsieh Yue Jane
Mr. Shan Huei Kuo, by Hsieh Yue Jane, Attorney-in-Fact pursuant to a Power of Attorney dated August 2, 2013, a conformed copy of which is filed herewith and incorporated herein by reference

By:	/s/ Hsieh Yue Jane
Ms. Yi-Mei Liu, by Hsieh Yue Jane, Attorney-in-Fact pursuant to a Power of Attorney dated August 2, 2013, a conformed copy of which is filed herewith and incorporated herein by reference

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the undersigned hereby agree to (i) the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and (ii) that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe such information is inaccurate.

The Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 2nd day of August, 2013.

Samson Holding Ltd.

By:	/s/ Hsieh Yue Jane

Mr. Mohamad Aminozzakeri, Executive Director, by Hsieh Yue Jane, Attorney-in-Fact pursuant to a Power of Attorney dated August 2, 2013, a conformed copy of which is filed herewith and incorporated herein by reference

Advent Group Limited

By:	/s/ Hsieh Yue Jane

Mr. Shan Huei Kuo, Executive Director, by Hsieh Yue Jane, Attorney-in-Fact pursuant to a Power of Attorney dated August 2, 2013, a conformed copy of which is filed herewith and incorporated herein by reference

Magnificent Capital Holding Limited

By:	/s/ Hsieh Yue Jane

Mr. Shan Huei Kuo, Executive Director, by Hsieh Yue Jane, Attorney-in-Fact pursuant to a Power of Attorney dated August 2, 2013, a conformed copy of which is filed herewith and incorporated herein by reference

By:	/s/ Hsieh Yue Jane
Mr. Shan Huei Kuo, by Hsieh Yue Jane, Attorney-in-Fact pursuant to a Power of Attorney dated August 2, 2013, a conformed copy of which is filed herewith and incorporated herein by reference

By:	/s/ Hsieh Yue Jane
Ms. Yi-Mei Liu, by Hsieh Yue Jane, Attorney-in-Fact pursuant to a Power of Attorney dated August 2, 2013, a conformed copy of which is filed herewith and incorporated herein by reference

EXHIBIT B

SALES OF SHARES BY SAMSON HOLDING

Reporting Person	Date of Transaction	Price Per Share (USD)	Number of Shares	Where and How Effected
Samson Holding	7/17/2013	$4.000	6,200	NYSE
Samson Holding	7/17/2013	$4.020	700	NYSE
Samson Holding	7/17/2013	$4.030	2,400	NYSE
Samson Holding	7/17/2013	$4.040	21,200	NYSE
Samson Holding	7/17/2013	$4.045	400	NYSE
Samson Holding	7/17/2013	$4.050	1,500	NYSE
Samson Holding	7/17/2013	$4.055	200	NYSE
Samson Holding	7/17/2013	$4.060	600	NYSE
Samson Holding	7/17/2013	$4.065	100	NYSE
Samson Holding	7/17/2013	$4.070	500	NYSE
Samson Holding	7/22/2013	$3.500	5,460	NYSE
Samson Holding	7/22/2013	$3.515	100	NYSE
Samson Holding	7/22/2013	$3.525	600	NYSE
Samson Holding	7/22/2013	$3.530	2,567	NYSE
Samson Holding	7/22/2013	$3.535	900	NYSE
Samson Holding	7/22/2013	$3.540	2,433	NYSE
Samson Holding	7/22/2013	$3.560	600	NYSE
Samson Holding	7/22/2013	$3.570	558	NYSE
Samson Holding	7/22/2013	$3.580	200	NYSE
Samson Holding	7/22/2013	$3.600	200	NYSE
Samson Holding	7/22/2013	$3.610	400	NYSE
Samson Holding	7/22/2013	$3.615	100	NYSE
Samson Holding	7/23/2013	$3.350	6,924	NYSE
Samson Holding	7/24/2013	$3.350	500	NYSE
Samson Holding	7/24/2013	$3.370	5,700	NYSE
Samson Holding	7/25/2013	$3.350	700	NYSE
Samson Holding	7/25/2013	$3.360	100	NYSE
Samson Holding	7/25/2013	$3.375	600	NYSE
Samson Holding	7/25/2013	$3.380	3,200	NYSE
Samson Holding	7/25/2013	$3.390	1,200	NYSE
Samson Holding	7/25/2013	$3.395	100	NYSE
Samson Holding	7/25/2013	$3.400	5,200	NYSE
Samson Holding	7/30/2013	$2.710	3,400	NYSE
Samson Holding	7/31/2013	$2.350	828	NYSE*
Samson Holding	7/31/2013	$2.360	400	NYSE*
Samson Holding	7/31/2013	$2.370	400	NYSE*
Samson Holding	7/31/2013	$2.375	1,100	NYSE*
Samson Holding	7/31/2013	$2.380	2,300	NYSE*
Samson Holding	7/31/2013	$2.390	100	NYSE*
Samson Holding	7/31/2013	$2.400	5,157	NYSE*
Samson Holding	7/31/2013	$2.405	1,900	NYSE*
Samson Holding	7/31/2013	$2.410	2,708	NYSE*
Samson Holding	7/31/2013	$2.420	500	NYSE*
Samson Holding	7/31/2013	$2.430	2,500	NYSE*
Samson Holding	7/31/2013	$2.440	4,000	NYSE*
Samson Holding	7/31/2013	$2.445	2,500	NYSE*
Samson Holding	7/31/2013	$2.450	5,004	NYSE*
Samson Holding	7/31/2013	$2.460	480	NYSE*
Samson Holding	8/1/2013	$2.250	38,755	NYSE**
Samson Holding	8/1/2013	$2.255	100	NYSE**
Samson Holding	8/1/2013	$2.260	3,600	NYSE**
Samson Holding	8/1/2013	$2.265	800	NYSE**
Samson Holding	8/1/2013	$2.270	2,800	NYSE**
Samson Holding	8/1/2013	$2.280	9,600	NYSE**
Samson Holding	8/1/2013	$2.285	300	NYSE**
Samson Holding	8/1/2013	$2.290	2,260	NYSE**
Samson Holding	8/1/2013	$2.300	8,800	NYSE**
Samson Holding	8/1/2013	$2.305	100	NYSE**
Samson Holding	8/1/2013	$2.310	800	NYSE**
Samson Holding	8/1/2013	$2.320	500	NYSE**
Samson Holding	8/1/2013	$2.330	200	NYSE**
Samson Holding	8/1/2013	$2.360	100	NYSE**

(*) To be settled on August 6, 2013.
(**) To be settled on August 7, 2013.

EXHIBIT C

POWER OF ATTORNEY

The undersigned hereby constitute and appoint Chien-I Kevin Yang and Hsieh Yue Jane and each of them, his/her/its true and lawful attorney-in-fact to:

(1)
execute for and on behalf of the undersigned, in the undersigned’s capacity as a person who may be deemed to beneficially own 5% or more of the outstanding common stock of Furniture Brands International, Inc (the “Company”), Schedule 13D, and any amendments thereto, in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder;

(2)
do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D, and any amendments thereto, and timely file any such forms, schedules and other information with the United States Securities and Exchange Commission and any other governmental or regulatory authority; and

(3)
take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney, shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grant to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his or her or its substitute or substitutes, shall lawfully do or cause to be done pursuant to this power of attorney.  The undersigned acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 13(d) of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D or any amendment thereto with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the attorneys-in-fact.

The undersigned have caused this Power of Attorney to be executed as of this 2nd day of August, 2013.

/s/ Yi-Mei Liu
Yi-Mei Liu

/s/ Shan Huei Kuo
Shan Huei Kuo

Advent Group Limited

By:	/s/ Shan Huei Kuo
Name:	Shan Huei Kuo
Title:	Executive Director

Magnificent Capital Holding Limited

By:	/s/ Shan Huei Kuo
Name:	Shan Huei Kuo
Title:	Executive Director

Samson Holding Limited

By:	/s/ Mohamad Aminozzakeri
Name:	Mohamad Aminozzakeri
Title:	Executive Director